AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1998

                                                     REGISTRATION NO. 333-_____
                                                                    CIK #910940
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                  SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549-1004
                        ----------------------
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 72

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                     RANSON & ASSOCIATES, INC.
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.               c/o Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:  Units of beneficial interest

F.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date of the Registration Statement.

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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                RANSON UNIT INVESTMENT TRUSTS, SERIES 72
                       ------------------------

                                                 CROSS-REFERENCE SHEET

                                     (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                                             TO THE PROSPECTUS IN FORM S-6)

                     Form N-8B-2                                                       Form S-6
                     Item Number                                                Heading in Prospectus
-------------------------------------------------------------  --------------------------------------------------------
                    I. ORGANIZATION AND GENERAL INFORMATION

 1.  (a)  Name of trust                                        Prospectus front cover
     (b)  Title of securities issued                           Essential Information
 2.  Name and address of each depositor                        Administration of the Trusts
 3.  Name and address of trustee                               Administration of the Trusts
 4.  Name and address of principal underwriters                *
 5.  State of organization of trust                            The Fund
 6.  Execution and termination of trust agreement              The Fund; Administration of the Trusts
 7.  Changes of name                                           The Fund
 8.  Fiscal year                                               *
 9.  Litigation                                                *


                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST

10.  (a)  Registered or bearer securities                      Unitholders
     (b)  Cumulative or distributive securities                The Fund
     (c)  Redemption                                           Redemption
     (d)  Conversion, transfer, etc.                           Unitholders; Market for Units
     (e)  Periodic payment plan                                *
     (f)  Voting rights                                        Unitholders
     (g)  Notice of certificateholders                         Investment Supervision; Administration of the
                                                               Trusts; Unitholders
     (h)  Consents required                                    Unitholders; Administration of the Trusts
     (i)  Other provisions                                     Federal Tax Status
11.  Type of securities comprising units                       The Fund; The Trust Portfolios; Portfolios
12.  Certain information regarding periodic payment
        certificates                                           *
13.  (a)  Load, fees, expenses, etc.                           Essential Information; Public Offering of Units;
                                                               Expenses of the Trusts
     (b)  Certain information regarding periodic payment
          certificates                                         *
     (c)  Certain percentages                                  Essential Information; Public Offering of Units
     (d)  Certain other fees, etc. payable by holders          Unitholders
     (e)  Certain profits receivable by depositor, principal
          underwriters, trustee or affiliated persons          Expenses of the Trusts; Public Offering of Units
     (f)  Ratio of annual charges to income                    *
14.  Issuance of  trust's securities                           The Fund; Unitholders

                                                           ii

15.  Receipt and handling of payments from purchasers          *
16.  Acquisition and disposition of underlying securities      The Fund; The Trust Portfolios; Investment
                                                               Supervision; Market for Units
17.  Withdrawal or redemption                                  Redemption; Public Offering of Units
18.  (a)  Receipt, custody and disposition of income           Unitholders
     (b)  Reinvestment of distributions                        Unitholders
     (c)  Reserves or special funds                            Expenses of the Trusts
     (d)  Schedule of distributions                            *
19.  Records, accounts and reports                             Unitholders; Redemption; Administration of the
                                                               Trusts
20.  Certain miscellaneous provisions of trust agreement
     (a)  Amendment                                            Administration of the Trusts
     (b)  Termination
     (c)  and (d) Trustee, removal and successor
     (e)  and (f) Depositor, removal and successor
21.  Loans to security holders                                 *
22.  Limitations on liability                                  Administration of the Trusts
23.  Bonding arrangements                                      *
24.  Other material provisions of trust agreement              *


                        III. ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor                                 Administration of the Trusts
26.  Fees received by depositor                                See Items 13(a) and 13(e)
27.  Business of depositor                                     Administration of the Trusts
28.  Certain information as to officials and affiliated
     persons of depositor                                      Administration of the Trusts
29.  Voting securities of depositor
30.  Persons controlling depositor
31.  Payment by depositor for certain services rendered
     to trust                                                  *
32.  Payment by depositor for certain other services
     rendered to trust                                         *
33.  Remuneration of employees of depositor for certain
     services rendered to trust                                *
34.  Remuneration of other persons for certain services
     rendered to trust                                         *


                        IV. DISTRIBUTION AND REDEMPTION

35.  Distribution of Trust's securities by states              Public Offering of Units
36.  Suspension of sales of trust's securities                 *
37.  Revocation of authority to distribute
38.  (a)  Method of Distribution                               Public Offering of Units;
     (b)  Underwriting Agreements                              Market for Units;
     (c)  Selling Agreements                                   Public Offering of Units
39.  (a)  Organization of principal underwriters               Administration of the Trusts
     (b)  N.A.S.D. membership of principal underwriters
40.  Certain fees received by principal underwriters           See items 13(a) and 13(e)

41.  (a)  Business of principal underwriters                   Administration of the Trusts
     (b)  Branch offices of principal underwriters             *
     (c)  Salesmen of principal underwriters
42.  Ownership of trust's securities by certain persons
43.  Certain brokerage commissions received by principal
     underwriters                                              Public Offering of Units
44.  (a)  Method of valuation                                  Public Offering of Units
     (b)  Schedule as to offering price                        *
     (c)  Variation in offering price to certain persons       Public Offering of Units
45.  Suspension of redemption rights                           Redemption
46.  (a)  Redemption valuation                                 Redemption; Market for Units; Public Offering of Units
     (b)  Schedule as to redemption price                      *
47.  Maintenance of position in underlying securities          Market for Units; Public Offering of Units; Redemption


                     V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48.  Organization and regulation of trustee                    Administration of the Trusts
49.  Fees and expenses of trustee                              Expenses of the Trusts
50.  Trustee's lien


                    VI. INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES

51.  Insurance of holders of trust's securities                Cover Page; Expenses of the Trusts

                           VII. POLICY OF REGISTRANT

52.  (a)  Provisions of trust agreement with respect to
          selection or elimination of underlying securities    The Fund; Investment Supervision
     (b)  Transactions involving elimination of underlying
          securities
     (c)  Policy regarding substitution or elimination of
          underlying securities                                Investment Supervision
     (d)  Fundamental policy not otherwise covered             *
53.  Tax status of Trust                                       Essential Information; Portfolios; Federal Tax
                                                               Status


                  VIII. FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during last ten years                  *
55.
56.  Certain information regarding periodic payment
     certificates
57.
58.
59.  Financial statements (Instruction 1(c) to Form S-6)       *

--------------------
* Inapplicable, answer negative or not required.




                                                           iv

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

             Preliminary Prospectus Dated September 24, 1998
                RANSON UNIT INVESTMENT TRUSTS, SERIES 72


                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

[Incorporated herein by reference is the final prospectus from Ranson Unit Investment Trusts, Series 70 (Registration No. 333-57505) as filed on
June 30, 1998, which shall be used as a preliminary prospectus for the current Series of the Fund.]

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Cross-Reference sheets
     The Prospectus
     The Signatures
     The following exhibits.

1.1.     Trust Agreement (to be filed by amendment).

1.1.1.   Standard Terms and Conditions of Trust.  Reference is made to
         Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered (to be filed by amendment).

4.1.     Consent of Independent Auditors (to be filed by amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 72, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 24th day of September, 1998.

                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 72,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC., Depositor


                                  By:           ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 24, 1998 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.



     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

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An executed copy of each of the related powers of attorney was filed with the
Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                 S-2